Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company:
Augusta Resource Corporation Commission File Number: 001-32943

Date: July 2, 2014

ACCORDING TO PLAN HBM INVESTOR PRESENTATION July 2014

Cautionary Information Forward Looking Information This presentation contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") within the meaning of applicable Canadian and United States securities legislation. All information contained in this presentation, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as and (and variations of these or similar words) and statements that certain actions, events or results or or be (and variations of these or similar expressions). All of the forward-looking information in this presentation is qualified by this cautionary note. Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer (as defined below) to acquire all of the issued and outstanding shares of Augusta Resource Corporation the market for and listing of the common shares we may issue pursuant to the Offer, the value of our common shares that may be received as consideration under the Offer, our ability to complete the transactions contemplated by the Offer, the permitting, development and financing of Rosemont copper project (the the purpose of the Offer, the completion of any compulsory acquisition or subsequent acquisition transaction in connection with the Offer and any commitment to acquire outstanding shares of Augusta, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, production at our 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to complete the development of our Lalor, and Constancia projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of our projects and events that may affect our projects, including the anticipated issue of required licenses and permits, our expectation that we will receive the remaining deposit amount under our amended precious metals stream transaction with Silver Wheaton Corp. ("Silver Wheaton") and additional funding under our equipment financing transaction with Caterpillar Financial Services Corporation expectations with respect to additional credit facilities, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to: the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; the costs of production; the supply and demand for metals we produce; no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates; the supply and availability of concentrate for our processing facilities; the supply and availability of reagents for our concentrators; the availability of third party processing facilities for our concentrate; the supply and availability of all forms of energy and fuels at reasonable prices; the availability of transportation services at reasonable prices; no significant unanticipated operational or technical difficulties; the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; the timing and receipt of various regulatory and governmental approvals; the availability of personnel for our exploration, development and operational projects and ongoing employee relations; our ability to secure required land rights to complete our Constancia project; maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project and First Nations communities surrounding our Lalor project and Reed mine; no significant unanticipated challenges with stakeholders at our various projects; no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters; no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples; the timing and possible outcome of pending litigation and no significant unanticipated litigation; certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the accuracy of public disclosure; that all conditions to the Offer will be satisfied or waived; and the timing and likelihood of entering into a standby credit facility and offtake arrangement in respect of Constancia. INVESTOR PRESENTATION l 2  as “plans”, “expects”, budget”, “guidance”, “scheduled”, “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (“Augusta”), Augusta’s “Rosemont Project”), (“CAT Financial”), “Augusta’s

Cautionary Information (continued) Forward Looking Information (continued) The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the impact of the issuance of our common shares as consideration under the Offer on the market price of our common shares, the development of the Rosemont Project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken in connection with the Offer, the reduced trading liquidity of common shares of Augusta not deposited under the Offer, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, the failure to obtain required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this presentation or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law. INVESTOR PRESENTATION l 3

Cautionary Information (continued) Information Concerning Augusta Except as otherwise expressly indicated herein, the information concerning Augusta contained in this presentation has been taken from and is based solely upon Augusta’s public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this presentation. Although we have no knowledge that would indicate that any information or statements contained in this presentation concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of our directors or officers have verified the accuracy or completeness of such information or statements or are aware of any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. We have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta’s publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta’s public disclosure available as of the date of the Offer. Cautionary Note in Respect of the Offer The full details of the Offer are set out in the takeover bid circular and accompanying offer documents, as amended (collectively, the “Offer Documents”), which we filed with the Canadian securities regulatory authorities. We also filed with the SEC a registration statement on Form F- 10, as amended (the “Registration Statements”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO, as amended (the “Schedule To”). The disclosure related to the Offer in this presentation is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the information agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America) or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181. This presentation does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta. INVESTOR PRESENTATION l 4

Cautionary Information (continued) The scientific and technical information in respect of Hudbay contained in this presentation related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects of Hudbay contained in this presentation has been prepared by or under the supervision of Robert Carter, P.Eng., Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101-Standards of Disclosure for Mineral Projects. (“NI 43-101”) The mineral reserve and resource estimates included in or underlying assumptions referenced in this presentation were prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of properties as filed on SEDAR at www.sedar.com. The disclosure in this presentation uses mineral resource classification terms and mineral resource estimates that comply with NI 43-101. NI 43-101 establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained herein have been prepared in accordance with NI 43-101. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set forth in Industry Guide 7. Consequently, reserve and resource information contained herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates referred to herein may not qualify as under SEC standards. In addition, the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” mineral mineral and mineral are used to comply with the reporting standards in Canada. The Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. It cannot be assumed that all or any part of mineral mineral or mineral will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported mineral mineral or mineral contained herein is economically or legally mineable. For the above reasons, information contained herein containing descriptions of mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. INVESTOR PRESENTATION l 5

Integrated base and precious metals mining company that became publicly traded in 2004 Operating mines, development projects and processing facilities located in the Americas Long track record of operating success in Flin Flon Greenstone Belt Nearly 90 year history where we have developed and operated 28 mines Disciplined and clear growth strategy focused on enhancing per share metrics Focused on value creation through exploration, mine development and efficient operations About Hudbay TSX, NYSE, BVL Symbol HBM Market Capitalization1 $1.9 billion Shares Outstanding 193 million Available Liquidity $1.3 billion Long-Term Debt $856 million 1. 30, 2014 INVESTOR PRESENTATION l 6 1 2 3 4 1 MANITOBA 777, LALOR, REED 2 COLOMBIA EXPLORATION 3 PERU CONSTANCIA 4 CHILE EXPLORATION ARIZONA ROSEMONT, PROPOSED ACQUISITION 1. Based on Hudbay’s TSX closing share price on June 30, 2014

Recent Achievements and Challenges Production Construction Feasibility & Permitting 777 Stable and steady low-cost production Missed copper guidance in 2013 Higher processing costs due to lower throughput in 2013 Constancia On schedule for initial production in Q4 2014, commercial production expected Q2 2015 Capital cost increase in 2013 Reed Commercial production achieved ahead of guidance and under budget Rosemont High-quality development project Complementary to existing portfolio Sequences well with Constancia Well-established infrastructure The Next Phase of Growth Lalor Production rate to double in H2 2014 from main shaft and refurbished concentrator Underground exploration drilling in late 2014 ON TRACK TO ACHIEVE OUR GROWTH OBJECTIVES IN 2014 INVESTOR PRESENTATION l 7

Near-Term Production Growth1 1. Represents production growth from 2013 actual production to 2015 anticipated production levels. 2. Au-Eq. production includes production subject to streaming transactions. Silver converted to gold at a ratio of 50:1 for 2014 guidance. For 2013 production, silver converted to gold at 64:1, based on 2013 estimated realized sales prices. 3. 2014 estimated production levels based on midpoint of 2014 production guidance released on January 8, 2014. 4. Fl 5. anticipated Pre- 6. anticipated production for 2015 is based on contained metal in concentrate - 7. Pre-100% attributable production to Hudbay. OPPORTUNITY FOR A RE-RATE IS SIGNIFICANT AS WE DELIVER GROWTH (koz) (kt) (kt) 570% Increase in Cu Production 19% Increase in Zn Production 137% Increase in Au-Eq. Production2 INVESTOR PRESENTATION l 8 7774 Lalor5 Constancia6 Reed7

Constancia Project

HUDBAY

ADVANCED DEVELOPMENT

- Over 8 million man-hours without lost time accident achieved
- Project over 71% complete as at Mar. 31, 2014
- On track for first production in Q4 2014, commercial production in Q2 2015

	Life of Mine[1]
Ownership	100%
Daily ore throughput	80k tpd
Avg. annual Cu production[2]	82k tonnes
Cash cost per Cu lb[3]	US$1.25/lb
Mine and mill unit cost[4]	US$7.48/tonne
Avg. annual sustaining capital	US$47 million
Mine life	22 years


Constancia 2013


PERU
Lima
Constancia
Constancia 2014

Source: Hudbay company disclosure

1. LOM as per NI 43-101 Technical Report on the Constancia Project dated October 15, 2012 and subsequent updates to project estimates in public disclosure
2. Production is contained metal in concentrate
3. Net of by-products. Includes impact of silver and gold streams. Assumed metal prices per the Silver Wheaton stream agreement are as follows: Gold US$400/oz, Silver US$5.90/oz. Other metal price assumptions include: Molybdenum 2014-US$12/lb, 2015-US$13/lb, 2016-US$13/lb, LT-US$13.50/lb; Gold 2014-US$1,350/oz, 2015-US$1,325/oz, 2016-US$1,300/oz, 2017-US$1,275/oz, LT-US$1,250/oz
4. Combined mine and mill unit operating costs per tonne of ore processed

INVESTOR PRESENTATION I 9

Constancia Construction Progress Constancia sediment pond Constancia flotation cells Primary crusher and crushed ore stockpile conveyors Constancia mill INVESTOR PRESENTATION 10

777 Headframe 777 Mine STEADY, LOW-COST PRODUCTION 1,424 1,470 1,540 1,488 1,492 1,529 1,620 $38 $39 $38 $37 $37 $43 $43 -- $10 $20 $30 $40 $50 -- 400 800 1,200 1,600 2007 2008 2009 2010 2011 2012 2013 Mining Cost (C$/tonne) Ore Mined (kt) > 6 lost-time accidents over past 6 years > Mature mine with steady cost performance > $4 million underground exploration program looking for mine life extensions Source: Hudbay company disclosure, Wood Mackenzie 1. LOM as per NI 43-101 Technical Report on 777 Mine dated October 15, 2012, with the exception of cash costs (see note 3) 2. Production represents contained metal in concentrate 3. Wood Mackenzie LOM average from 2014 to 2020; cash costs per pound of copper, net of by-product credits, adjusted for precious metals stream 4. Combined mine and mill unit operating costs per tonne of ore processed. Includes mill costs for Flin Flon concentrator Life of Mine1 Ownership 100% Daily ore throughput 4,500 tpd Avg. Annual Cu production2 25k tonnes Avg. Annual Zn production2 51k tonnes Cash cost per lb Cu3 $(0.63)/lb Mine and mill unit cost4 $53/tonne Avg. annual sustaining capital $18 million Mine life remaining 7 years 777 Winnipeg MANITOBA INVESTOR PRESENTATION l 11

Lalor Mine

HUDBAY

PRODUCTION; PHASE 2 RAMP-UP

- 1,000 days without a lost-time accident
- $432 million of overall $441 million[1] capital budget spent and committed to March 31, 2014
- Production shaft and concentrator expansion to double production capacity rate in the second half of 2014

	Life of Mine[2]
Ownership	100%
Daily ore throughput	3,300 tpd
Avg. annual Zn production[3]	59k tonnes
Avg. annual Au-Eq. production[3]	43k ounces
Avg. annual Cu production[3]	5k tonnes
Cash cost per lb Zn[4]	$(0.09)/lb
Mine and mill unit cost[5]	$58/tonne
Avg. annual sustaining capital	$23 million
Mine life	+15 years


MANITOBA
Lalor
Winnipeg
Aerial view of Lalor project site

Source: Hudbay company disclosure, Wood Mackenzie
1. Reflects only the mine component of the Lalor project
2. LOM as per NI 43-101 Pre-Feasibility Study Technical Report on Lalor Deposit dated March 29, 2012, with the exception of cash costs (see note 4)
3. Production represents contained metal in concentrate; silver converted to gold at a rate of 50:1
4. Wood Mackenzie LOM average from 2015 to 2027; cash costs per pound of zinc, net of by-product credits
5. Combined mine and mill unit operating costs per tonne of ore processed

INVESTOR PRESENTATION | 12

Reed Mine

HUDBAY

COMMERCIAL PRODUCTION ACHIEVED

- 2-year construction program completed with no lost-time accidents
- Achieved commercial production ahead of guidance and under budget

	Life of Mine[1]
Ownership	70%
Daily ore throughput	1,300 tpd
Avg. annual Cu production[2]	15k tonnes
Cash cost per lb Cu[3]	$1.64/lb
Mine and mill unit cost[3]	$90/tonne
Avg. annual sustaining capital	$10 million
Mine life	5 years



Loading ore for transportation from Reed to Flin Flon, Feb 2014


Reed
Winnipeg

Aerial view of Reed project site

Source: Hudbay and VMS Venture Inc. company disclosure

1. LOM as per NI 43-101 Pre-Feasibility Study Technical Report on the Reed Copper Deposit dated April 2, 2012 as filed by VMS Ventures Inc., shown on 100% basis
2. Production represents contained metal in concentrate
3. Cash costs per lb calculated using the life of mine model supporting the NI 43-101 report
4. Combined mine and mill unit operating costs per tonne of ore processed

INVESTOR PRESENTATION | 13

New Period of Exploration > Airborne geophysical program completed $20 MILLION CORPORATE EXPLORATION BUDGET PLANNED FOR 2014 0m 500m 1000m 1500m 500 m Exploration Platform Vent Raise Production Shaft Base metal zone Gold zone Copper-gold zone High-grade intercepts Legend Lalor Cross-Section with 2014 Exploration Platform Constancia Exploration to Resume in 2014 INVESTOR PRESENTATION 14

IDEAL FIT WITH HUDBAY’S DISCIPLINED GROWTH STRATEGY Enhances Hudbay’s market position as Rosemont sequences well with Hudbay’s Utilize Hudbay’s technical expertise and In February 2014, Hudbay announced intention to acquire Augusta > leading intermediate base metals company > existing projects > financial capacity to develop Rosemont > Accretive to key per share metrics Proposed Acquisition of Augusta Pima County, Arizona View of Rosemont project site Source: Hudbay and Augusta public disclosure INVESTOR PRESENTATION l 15

2.3 4.4 0.8 1.4 0.5 0.9 Hudbay Pro Forma Hudbay Proven and Probable Measured and Indicated Inferred +92% in P+P Reserves 0 50 100 150 200 250 300 350 2013A 2014E 2015E Pro Forma Hudbay Copper Production (kt Cu) Manitoba Constancia Production, Reserve and Resource Growth1 Source: Hudbay and Augusta company disclosure 1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 of a Hudbay share and 0.17 of a Hudbay warrant Forma HudbayHudbay after completion of an acquisition of Augusta and subsequent construction of the Rosemont project 2. Based on -101 Technical Report - Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012 +570% Copper Production Growth Copper Reserve and Resource Growth2 (mm tonnes Cu) SIGNIFICANT PRODUCTION GROWTH SUPPORTED BY LARGE RESERVE BASE INVESTOR PRESENTATION  16 per Augusta share. “Pro indicates the expected impact or Hudbay’s production, reserves and resources estimates and Augusta’s NI 43

Global Producer with Leading Cash Costs1 TOP GLOBAL PRODUCER WITH SIGNIFICANT LEVERAGE TO COPPER AND BOTTOM QUARTILE COSTS 0.0 1.0 2.0 3.0 4.0 Freeport Codelco Glencore BHP First Quantum Southern Cu Rio Tinto KGHM Kazakhmys Vale Anglo Antofagasta N. Iranian Cu Norilsk Hudbay (2018) PF Teck Chinalco Sumitomo Mitsubishi Barrick JX Holdings Vedanta Grupo Mexico Jiangxi Cu Gecamines ENRC Hudbay (2018) MMG ZCCM Russian Cu UGMK Mong. Gov't Lundin Marubeni Nevada Cu Mitsui Buenaventura Newcrest Private OZ Minerals Capstone Hudbay (2014) Copper Production (bn lbs) Global Positioning on 2018E Copper Production $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 Southern Cu Chinalco Russian Cu Hudbay (2018) Hudbay (2018) PF Private MMG Jiangxi Cu OZ Minerals Capstone Nevada Cu Lundin Rio Tinto Buenaventura Freeport Hudbay (2014) Sumitomo Glencore Mong. Gov't Vale Teck JX Holdings First Quantum Mitsubishi Antofagasta Codelco ENRC KGHM Gecamines Marubeni Norilsk Mitsui Grupo Mexico BHP UGMK Anglo Kazakhmys N. Iranian Cu ZCCM Newcrest Barrick Vedanta Net Cash Costs (US$/lb Cu) Global Positioning on 2018E Cash Costs Rank 15 Rank 62 Rank 27 INVESTOR PRESENTATION 17 Source: Wood Mackenzie 1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 and 0.17 of a Hudbay warrant of a Hudbay share and subsequent construction of the Rosemont project. per Augusta share. “Hudbay (2018) PF” indicates the expected impact on Hudbay after completion of an acquisition of Augusta

Strong Financial Capacity

WELL CAPITALIZED TO COMPLETE CONSTANCIA CONSTRUCTION AND ADVANCE ROSEMONT

> Sufficient financial capacity to fund remaining capital spending at Constancia and Lalor

> $150 million Constancia credit facility closed in June 2014

> Rosemont capital expenditures expected to be funded from contributions of financial partners[3] and growing internal cash flow

Hudbay Liquidity [1]

Total Current Liquidity of $1.3 billion


$150
$250
$135
$764
Available Liquidity
Constancia Credit Facility
Other Credit Facilities and Tax Refunds Due 2
Remaining Stream Payments
Cash and Equivalents

1. Pro-forma liquidity including cash balances as of March 31, 2013; assumes USD/CAD conversion rate of 1.0
2. Includes Peruvian VAT refunds due in H1 2014, Caterpillar Financial financing and additional standby credit facilities, $100 million of which is dedicated for refinancing Augusta indebtedness
3. Financial partners include Silver Wheaton and KORES/LG consortium

INVESTOR PRESENTATION I 18

Near Term Milestones 2014 2015 Q1 Q2 Q3 Q4 Q1 Q2 Commercial production Reed Note: All timelines are estimates Expiry of Augusta Offer Rosemont Production shaft commissioning Lalor Completion of refurbished Snow Lake Concentrator Lalor Initial production Constancia Commercial production Constancia INVESTOR PRESENTATION l 19

Why Hudbay? Focused on growth in net asset value, earnings and cash flow per share > Mining friendly jurisdictions in the Americas > VMS and porphyry deposits > Leverage operating, development and exploration expertise > Seeking development stage assets DISCIPLINED GROWTH STRATEGY INVESTOR PRESENTATION l 20

Appendix INVESTOR PRESENTATION l 21

 By-product copper and zinc cost curves Additional capital required by 2020 as a % of market value 2014 guidance Constancia additional details Lalor additional details Precious metals stream Reserves and resources Appendix Contents INVESTOR PRESENTATION l 22

2013 Copper & Zinc By-Product Cost Curves1 Source: Wood Mackenzie (2013 cost curve) 1 By-product costs calculated using Wood Mackenzie’s by-product costing methodology, which is materially different from the by-product costs reported by Hudbay in its public disclosure 2 777 and Constancia by-product costs include the effect of the stream transactions -250 -200 -150 -100 -50 0 50 100 150 200 250 0 10 20 30 40 50 60 70 80 90 100 C1 Cash Cost (100 x US$/lb) Cumulative Percentile Production (%) Cu Cash Cost Zn Cash Cost 777 Mine (2013) Lalor (LOM) Constancia (LOM) Reed (LOM) 777 Mine (LOM) INVESTOR PRESENTATION l 23

Additional Capital Required by 2020 as a % of Source: Wood Mackenzie, Metals Market Service Insight, August 2013 By 2020 an additional US$172 billion will be required in the mining industry to meet forecast demand $59 billion $43 billion $23 billion $15 billion $13 billion $9.4 billion $6 billion $3 billion $1 billion 0% 5% 10% 15% 20% 25% 30% 35% Copper Iron ore Coal - Therm Aluminum Zinc Coal - Met Nickel Gold Lead Market Value INVESTOR PRESENTATION l 24

2014 Guidance

HUDBAY

Manitoba contained metal in concentrate		Guidance	Year Ended	Guidance
		2014	Dec. 31, 2013	2013
Copper[1]	tonnes	41,000 – 55,000	29,930	33–38,000
Zinc[1]	tonnes	87,000 – 105,000	86,527	85–100,000
Precious Metals[1]	troy oz.	101,000 – 123,000	91,258	85–105,000

[1] Includes 100% of Reed mine production

[2] Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 50:1 for 2013 and 2014 guidance. For 2013 production, silver converted to gold at 64:1, based on estimated 2013 realized sales prices.

2014 Production and Unit Operating Guidance By Region		Flin Flon Operations (777 and Reed)	Snow Lake Operations (Lalor)	Peru Operations (Constancia)	Total
Copper	tonnes	33,000 – 41,000[2]	3,000 – 4,000	5,000 – 10,000	41 – 55,000
Zinc	tonnes	50,000 – 60,000[2]	37,000 – 45,000		87 – 105,000
Precious Metals[3]	ounces	73,000 – 88,000[2]	26,000 – 32,000	2,000 – 3,000	101 – 123,000
Combined mine and mill unit operating costs	$/tonne ore processed	54 - 66	102 - 124	See Note 4	

[1] Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include anticipated pre-commercial production amounts from Lalor, Reed and Constancia.

[2] Includes 100% of Reed mine production

[3] Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 50:1 for 2014 guidance.

[4] Reflects combined mine and mill costs per tonne of milled ore. Excludes mine and mill costs and tonnes associated with pre-commercial production mine output from Reed and Lalor in 2014. Constancia unit costs not included as the mine is not expected to be in commercial production during 2014.

INVESTOR PRESENTATION I 25

Constancia (in US$ millions) Total estimated future capital spending - 2014 500 Total spent in Q1 2014 178 Total spent in 2012 - 2013 1,038 Total1 1,708 2014 Growth Project Spending INVESTOR PRESENTATION l 26 1 The total project budget does not reflect pre-production costs and revenue and life of mine community agreement obligations, all of which will be applied to capitalized costs Lalor (in $ millions) Total estimated future capital spending - 2014 51 Total spent in Q1 2014 9 Total spent in 2010 - 2013 381 Total1 441 1 The total project budget does not reflect pre-production costs and revenue and investment tax credits associated with new mine status for income tax purposes, all of which will be applied to capitalized costs.

C$ Millions Manitoba 15.8 Peru 2.1 Other 2.5 Total Exploration Expenditures 20.4 Manitoba Capitalized Spending (10.6) Total Exploration Expense 9.8 2014 Exploration Expenditures Budget INVESTOR PRESENTATION l 27

Flin Flon Zinc Plant Zinc concentrate treated 195,000 225,000 tonnes Recovery 97% Unit Operating Costs1 C$0.30 - $0.37/lb 1 ual 2014 Zinc Plant Guidance INVESTOR PRESENTATION l 28 1 Forecast unit operating costs are calculated on the  same basis as reported unit operating costs in Hudbay’s quarterly and annual management’s discussion and analysis

Constancia - Access to Existing Infrastructure

HUDBAY

83km access road from Yauri

- To be upgraded for concentrate haulage post commissioning

Tintaya power substation 70km away

- Construction of power transmission line from Tintaya approximately 75% complete
- Completion expected in July 2014; in time for Constancia commissioning activities
- Socabaya to Tintaya 220kV transmission line upgrade is complete and was energized in April 2014

Rail-head at Imata 150km away

- Pursuing bi-modal transportation solution

~475km from Matarani Port by road

Port access and power supply secured under 10-year contracts



Cusco
Constancia
Tintaya
Yauri
QUECHUA
AREQUIPA
Imata
IMATA
SOCABAYA
AREQUIPA
Matarani
0 25km 50km

Infrastructure & power expected to be available to meet Constancia project schedule

INVESTOR PRESENTATION I 29

Constancia – Site Plan and Layout INVESTOR PRESENTATION l 30

Constancia - Current Schedule



2011
2012
2013
2014
2015
Q1
Q2
Q3
Q4
Permitting
Mine Permit
Front End Engineering Design
Construction Camp
Procurement
Community Agreements
Board Approval
Power Line
TMF and WRF
Plant
Commissioning and Ramp Up
Commercial Production Q2 2015

INVESTOR PRESENTATION I 31

Lalor Mine - Schedule


2009
2010
2011
2012
2013
2014
Q1 Q2 Q3 Q4
Permitting
Engineering
Procurement
Surface Construction
Underground Development
Underground Construction and Electrical Installations
Production Shaft Excavation and Shaft Stations
Production Shaft Steel Installation and Changeover
Production Shaft Commissioning
Contract Closures, Final Invoicing, as-builts
Project Completion

INVESTOR PRESENTATION | 32

Precious Metals Stream Overview US$750 million in upfront deposit payments from Silver Wheaton for delivery of: 100% of payable gold and silver from 777 mine until the end of 2016; and 50% of payable gold and 100% of payable silver thereafter for the remainder of life of mine 100% of payable silver from Constancia project Along with upfront payments, Hudbay will receive US$400 per ounce for gold and US$5.90 per ounce of silver1 Additional US$135 million deposit payment from Silver Wheaton against delivery of: 50% of payable gold from the Constancia project In addition to the deposit payment, Hudbay will receive the lesser of the market price and US$400 per ounce for gold delivered to Silver Wheaton2 Precious metals stream transaction preserves precious metals upside potential for Hudbay shareholders Precious metals production from Lalor excluded Excludes land package outside of Constancia and Pampacancha, including Chilloroya 1Subject to 1% annual escalation starting 2015 2 Subject to 1% annual escalation starting 2016 INVESTOR PRESENTATION l 33

Peru Reserves Overview Constancia Mineral Reserves Category Ore (M tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Proven 483 0.32 93 0.040 3.04 Probable 94 0.22 61 0.036 2.77 Pampacancha Mineral Reserves Category Ore (M tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Proven 23 0.52 142 0.298 4.28 Probable 20 0.44 159 0.252 3.74 As at January 1, 2014 Total Mineral Reserves Category Ore (M tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Total Proven 506 0.33 95 0.052 3.09 Total Probable 114 0.26 78 0.074 2.94 Total Reserves 620 0.32 92 0.056 3.07 Note: totals may not add up correctly due to rounding INVESTOR PRESENTATION l 34

Peru Resources Overview Constancia Mineral Resources Category M (tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Measured 68 0.22 59 0.036 2.17 Indicated 293 0.20 58 0.033 1.96 Inferred 200 0.19 51 0.031 1.86 Pampacancha Mineral Resources Category M (tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Measured 5 0.41 69 0.243 5.46 Indicated 6 0.34 98 0.211 4.68 Total Mineral Resources Category M (tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Measured + Indicated 372 0.20 59 0.039 2.09 Inferred 200 0.19 51 0.031 1.86 As at September 30, 2013 Note: totals may not add up correctly due to rounding INVESTOR PRESENTATION l 35

Manitoba Mineral Reserves 1Includes 777 North. 2Includes the copper-gold zone. 3Stated at 100%, Hudbay holds a 70% joint venture interest in the Reed Copper Project. Note: totals may not add up correctly due to rounding Category Tonnes Cu (%) Zn (%) Au (g/t) Ag (g/t) 7771 Proven 4,893,000 2.27 4.01 1.84 24.71 Probable 5,707,000 1. 34 4.24 1.79 24.69 Lalor - Base Metal2 Proven 1,332,000 0.73 8.99 1.53 17.49 Probable 11,334,000 0.68 7.81 1.56 23.77 Lalor - Gold Zone Probable 2,530,000 0.37 0.42 4.28 24.45 Reed3 Probable 2,121,000 3.80 0.50 0.42 5.28 Total Proven 6,225,000 1.94 5.08 1.77 23.17 Total Probable 21,692,000 1.12 5.30 1.82 22.29 Total Reserves 27,917,000 1.31 5.25 1.81 22.48 As at January 1, 2014 INVESTOR PRESENTATION l 36

Manitoba Mineral Resources As at September 30, 2013 Category Tonnes Cu (%) Zn (%) Au (g/t) Ag (g/t) 7771 Inferred 784,000 1.05 4.49 1.77 30.61 Lalor Base Metal2 Inferred 3,832,000 2.04 5.77 3.47 21.24 Lalor Gold Zone Inferred 6,281,000 0.42 0.49 4.70 31.48 Reed Inferred 233,000 4.31 0.52 0.38 4.57 Total Inferred 11,130,000 1.11 2.59 3.98 27.33 1Includes 777 North 2Includes the copper-gold zone 3Stated at 100%, Hudbay holds a 70% joint venture interest in the Reed Copper Project Note: totals may not add up correctly due to rounding INVESTOR PRESENTATION l 37

Project Category Cu Equivalent (000 tonnes) 2014 2013 Change Constancia2 Proven & Probable 2,655 2,263 392 Measured & Indicated 1,045 1,329 (284) Inferred 503 593 (90) Lalor Proven & Probable 663 705 (42) Inferred 483 579 (96) 7773 Proven & Probable 482 563 (81) Inferred 31 32 (1) Reed (70%)4 Proven & Probable 64 67 (3) Inferred 8 6 2 Other4,5 Measured & Indicated 288 547 (259) Inferred 908 996 (88) Total Proven & Probable 3,864 3,598 266 Measured & Indicated 1,333 1,876 (543) Inferred 1,933 2,206 (273) 1For additional detail respecting the mineral reserve and resource estimate in this 2Includes Pampacancha 3Includes 777 North 4Values shown represent proportionate ownership interest pursuant to the applicable joint venture/option agreement 5Includes Tom & Jason and Lost property. The Back Forty project was sold in 2014 and is included in 2013 numbers only All Metals Copper Equivalent Reserves and Resources1 INVESTOR PRESENTATION l 38 presentation, see “Additional Information”. Hudbay’s

Precious Metal Equivalent Reserves and Resources[1]

HUDBAY

Project	Category	Au Equivalent (000 ounces)		
		2014	2013	Change
Constancia[2]	Proven & Probable	2,341	1,951	390
	Measured & Indicated	972	1,132	(160)
	Inferred	441	520	(79)
Lalor	Proven & Probable	1,209	1,137	72
	Inferred	1,557	1,753	(196)
777[3]	Proven & Probable	785	886	(101)
	Inferred	60	60	-
Reed (70%)[4]	Proven & Probable	25	29	(4)
	Inferred	2	2	-
Other[4,5]	Measured & Indicated	244	869	(625)
	Inferred	536	636	(100)
Total	**Proven & Probable**	**4,360**	**4,003**	**357**
	Measured & Indicated	**1,216**	**2,001**	**(785)**
	Inferred	**2,596**	**2,971**	**(375)**

[1]For 2014 and 2013, precious metal equivalent reserves and resources include gold and silver only, expressed in ounces of gold with silver converted to gold at a ratio of 50:1.
[2]Includes Pampacancha. Pursuant to a stream agreement with Silver Wheaton, the company is required to deliver 100% of payable silver and 50% of payable gold from the Constancia project for cash payments equal to the lesser of (i) the market price and (ii) US$5.90 per ounce, subject to 1% annual escalation after three years.
[3]Includes 777 North. Pursuant to a stream agreement with Silver Wheaton, the company is required to deliver 100% of payable gold and silver from its 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, and thereafter 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life, for cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.
[4]Values shown represents Hudbay's proportionate ownership interest pursuant to the applicable joint venture/option agreement.
[5]Includes Tom & Jason and Lost property. The Back Forty project was sold in 2014 and is included in 2013 numbers only.

INVESTOR PRESENTATION I 39

Additional Information

HUDBAY

- The reserve and resource estimates included in this presentation were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute on Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines.
- All mineral resources referred to in this presentation are exclusive of and additional to stated mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Manitoba

- To estimate mineral reserves, measured and indicated mineral resources were first estimated in a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using full cost analysis. Other factors such as depletion from production are applied as appropriate.
- Estimated inferred mineral resources within our mines were estimated by a similar 12-step process, used to estimate measured and indicated resources.
- The zinc price used for mineral reserve and resource estimations for the Manitoba mines was US$1.06 per pound (includes premium), the copper price was US$3.00 per pound, the gold price was US$1,250.00 per ounce and the silver price was US$25.00 per ounce using an exchange of 1.05 C$/US$.
- For additional details relating to the estimates of mineral reserves and resources at the 777 mine, including data verification and quality assurance/quality control processes refer to the "Technical Report 777 Mine, Flin Flon, Manitoba, Canada" dated October 15, 2012 on SEDAR.
- For additional details relating to the estimates of mineral reserves and resources at the Lalor project, including data verification and quality assurance/quality control processes refer to the "Pre-Feasibility Study Technical Report, on the Lalor Deposit" dated March 29, 2012 on SEDAR.
- For additional details relating to the estimates of mineral reserves and resources at the Reed project, including data verification and quality assurance/quality control processes refer to the "Pre-Feasibility Study Technical Report on the Reed Copper Deposit, Central Manitoba, Canada" as filed on SEDAR by VMS Ventures Inc. on May 14, 2012.

INVESTOR PRESENTATION I 40

Peru

HUDBAY

- For additional details relating to the estimates of mineral reserves and resources at the Constancia project, including data verification and quality assurance/quality control processes refer to "The Constancia Project, National Instrument 43-101 Technical Report" as filed on SEDAR by Hudbay on November 6, 2012.

- The Constancia and Pampacancha mineral reserves are based on a Peruvian Sole: US Dollar exchange rate of 2.85:1 and the following long term metals prices: copper price of US$3.00 per pound; silver price of US$25.00 per ounce; gold price of US$1,250.00 per ounce; and molybdenum price of US$13.50 per pound.

- The Constancia and Pampacancha mineral resources correspond to a resources pit shell. A pit optimization to delimit the portion of the block model having reasonable prospects for economic extraction was performed.

- The Constancia resource pit consists of a non-operational pit of Measured, Indicated and Inferred resources diluted to a 10x10x15m full block size using a 0.12% copper cut-off based on a copper price of US$2.88 per pound and a molybdenum price of US$16.00 per pound, copper recovery of 89%, molybdenum recovery of 60%, processing costs of US$5.50 per tonne and mining costs of US$1.30 per tonne.

- The Pampacancha resource pit consists of a non-operational pit of Measured, Indicated and Inferred resources diluted to a 10x10x15m full block size using a 0.1% copper cut-off based on a copper price of US$3.00 per pound, a molybdenum price of US$13.50 per pound, silver price of US$25.00 per ounce, gold price of US$1,250 per ounce, copper recovery of 85%, molybdenum recovery of 40%, gold and silver recovery of 65%; processing costs of US$4.72 per tonne and mining costs of US$1.90 per tonne.

- The primary consideration to accommodate the increased Constancia mineral reserve in the Constancia life of mine plan ("LOM") was the confirmation through pre-feasibility investigation to increase the tailings dam height to accommodate this extra tonnage and the waste rock facility configuration. The resulting LOM has increased to 22 years from 16 years. In this process some of the major cost components have been updated to reflect some known actual costs such as energy, fuel, concentrate transport and port charges. The resulting change is an average cost of US$0.72 per pound of copper produced net of by product credits from a previously disclosed US$0.66 per pound of copper in the first full five years of production. Contained copper metal in concentrate is expected to average 116,000 tonnes per year over the first five full years versus 118,000 tonnes as previously disclosed. Over the remaining years, the cost per pound of copper net of by product credits has increased to US$1.14 per pound from US$1.11 per pound; and the contained copper metal in concentrate is expected to average 67,000 tonnes per year versus 77,000 tonnes per year as previously disclosed. The cost per pound of copper net of by product credits does not include the impact of the precious metals streaming transactions.

- Measured and indicated mineral resources were estimated in house. The process includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots to establish continuity and model validation.

INVESTOR PRESENTATION I 41

For more information contact: Candace Brûlé Director, Investor Relations Tel: 416.814.4387 Email: candace.brule@hudbayminerals.com HBM Constancia tailings management facility